THERAGENICS CORPORATION























(An image of the palm of a hand with the caption "progressive thinking + healing technology" is presented here on the cover.)
























1995 Annual Report
table
   of contents

The Business of Theragenics Corporation.........................i

Financial Highlights............................................1

Our Progress Throughout 1995....................................2

Our Success Throughout 1995.....................................4

Management's Discussion and Analysis............................6

Report of Independent
Certified Public Accountants....................................8

Financial Statements............................................9

Notes to Financial Statements..................................13

Supplementary Financial Information............................16

Stockholder Information.........................inside back cover

The business
       of Theragenics Corporation

     Theragenics Corporation ("Theragenics" or the "Company") was incorporated in November 1981 to commercially engage in the development, manufacture, and marketing of therapeutic radiological devices for use primarily in the treatment of cancer. The Company's products are intended to permit a physician to introduce short-range, short-lived radioactive material directly into cancerous tissue, thereby concentrating the impact of the radiation on the cancerous tissue to be destroyed while minimizing the effect on surrounding healthy tissue. To date the Company has internally developed two products - TheraSeed, a radioactive implant designed for the treatment of localized tumors, and TheraSphere, radioactive microspheres for the treatment of liver cancer. TheraSeed is being commercially distributed in the United States while TheraSphere is being commercially distributed in Canada.
     The conventional treatments for cancer to date have been surgery, radiation and chemotherapy. The treatments which have been most successful are those which remove or kill all of the cancerous tissue while avoiding excessive damage to the surrounding healthy, normal tissue. When the cancerous tissue cannot be completely removed or killed, the cancer usually returns to the primary site often with metastases to other areas.
     The Company's products are most effective on encapsulated, confined tumors. Each product is based on established physical principles and has the simple objective of delivering sufficient radiation to the target cancer to kill it while minimizing the radiation to surrounding tissue.

financial
     highlights

     Set forth below are selected financial data derived from the statements of operations of the Company for the years ended December 31, 1991, 1992, 1993, 1994 and 1995 and the balance sheets of the Company at December 31, 1991, 1992, 1993, 1994 and
1995.


                              For the Fiscal Years Ended
                                        December 31,
                        1995        1994        1993       1992       1991
Net sales           $7,781,962  $4,723,107  $4,090,803 $4,379,300 $2,469,413
Licensing fee           85,431        -           -          -       300,000
Costs and expenses:
Cost of sales        2,645,730   1,790,450   1,677,631  1,227,154    818,184
Selling, general and
 administrative      2,395,846   1,844,239   1,607,288  1,639,334  1,254,821
Research and
 development            17,954      15,268      36,181     62,632     84,903
Other income(expense)   64,462     110,215     (85,959)    67,831    113,865
Taxes                1,100,000     453,000     254,000    582,000    280,000
Net profit/(loss)
 before extraordinary
 credit and change
 in accounting
 method              1,772,325     730,365     429,744    936,011    445,370
Extraordinary credit      -           -           -       556,000    270,000
Change in
 accounting method        -           -      2,860,000       -          -
Net profit/(loss)    1,772,325     730,365   3,289,744  1,492,011    715,370
Net profit/(loss)
 per common share
 before extraordinary
 credit and change
 in accounting
 method                    .15         .06         .04        .08        .04
Net profit/(loss)
 per common share          .15         .06         .28        .13        .07
Weighted average
 number of common
 shares outstanding 11,759,178  11,582,793  11,709,218 11,431,149 10,759,230
Total assets       $16,878,182 $14,168,658 $12,618,869 $7,851,056 $3,299,375

(Three vertical bar graphs appear at the bottom of this page with the following titles and depicted data:
Revenues (in millions); 1991 - $2,769; 1992 - $4,379; 1993 - $4,091;
1994 - $4,723 & 1995 - $7,867.
Earnings Per Share; 1991 - $0.04; 1992 - $0.08; 1993 - $0.04; 1994 - $0.06
& 1995 - $0.15
Total Assets (in millions); 1991 - $3,299; 1992 - $7,851; 1993 - $12,619;
1994 - $14,169 & 1995 - $16,878.)

our progress
        throughout 1995

TO OUR SHAREHOLDERS:
    1995 represented a breakthrough year for Theragenics. We were able to increase revenues to unprecedented levels and shatter virtually every in-house record for production. What drove these achievements? Many things, but most importantly our success resulted from increases in manufacturing capacity; reliability of supply; success of the TheraSeed treatment as supported by clinical abstracts and presentations; and acceleration of marketing programs designed for patient awareness.

THE YEAR IN REVIEW
    In almost every key measure of performance, we exceeded last year's results. For example, during the first six months of 1995 we surpassed 1994's annual net income. Focusing on strong expense management and cash balances allowed us to reap the benefits of increased capacity utilization.
    Financial highlights for 1995 include:
      20th consecutive quarter of profitability;
      67 percent increase in revenue to $7,867,393;
      143 percent improvement in net income to $1,772,325;
      Earnings per share more than doubled to $0.15;
      A $5 million credit facility was secured.
    In addition to delivering solid financial performance in 1995, Theragenics' competitive position improved. The release of excellent product efficacy data helped promote TheraSeed awareness among our target audiences. This efficacy data, the result of a study conducted at the Northwest Tumor Institute in Seattle, showed TheraSeed to be 100 percent effective in treating localized, early-stage prostate cancer in its study group. This data not only confirmed TheraSeed's efficacy but also its ability to significantly reduce patient complications.
    Last year we completed the doubling of our manufacturing capabilities. This gave us the ability to grow both the business more rapidly and further remove reliance on outside vendors for our key raw material. Two cyclotrons also provide us with some sense of comfort, by reducing our exposure to risk from unexpected downtime.
    During 1993 and part of 1994 we were hampered by inconsistent supply. We're proud to report that during 1995 our employees delivered a consistent supply of TheraSeed in spite of normal production glitches. Our employees continued to show the zeal instilled by the Company's higher purpose of curing cancer. This commitment was translated into eighteen-hour work days as the needs of the Company dictated. We are very proud of our employees and they in turn are gratified that as a company we were able to supply enough product to treat more than 2,600 men for prostate cancer.
    Additionally, we were successful in increasing positive news coverage about the Company in financial publications. Theragenics was named by Individual Investor Magazine as part of their "Magic 25," a listing of fast track companies to watch in 1996. Other significant media recognition included Theragenics' naming to Georgia Trend's "10 Fastest Growing Companies in Georgia" and The Atlanta Journal and Constitution's "Top 100" companies in Georgia.
    We are proud of our 1995 results! Our balance sheet is the strongest it has ever been. We're healthy and looking forward to 1996. Someone once said, "it's all right to look back, as long as you don't stare," and I agree.

Looking Forward
    While 1996 will pose many new challenges for Theragenics, we plan to
stay focused on our priorities   curing people of cancer, zero defect
medical devices, a safe environment for our employees, increasing shareholder value and strong financial performance.
    Regarding operations, we have a third and fourth cyclotron on

(An image of the right third of a one dollar bill with an upward slopping trend line and the intials NASDAQ superimposed on the dollar bill appears half way down this page on the right margin with the captio; Theragenics stock began the year at $3.25 per share and ended at $11.875.")

(An image of earth appears at the bottom left hand corner of this page with the caption; "During 1996 the American Cancer Society expects 317,000 new cases of prostate cancer to be diagnosed.")

(An image of a stephoscope appears at the top of this page with the caption; "As a company we were able to supply enough product to treat more than 2,600 men for prostate cancer.")

order. Early in 1996 our construction efforts were delayed by inclement weather. While it's a problem, we do not believe we will see any significant delay in the installation of cyclotron number three. I'm optimistic that once spring arrives we will be moving rapidly. We are currently within budget regardless of our winter weather delay.
    Our cash reserves are adequate. We have not needed to draw from our new $5 million credit facility. This is a good sign that our accounts receivables are well managed. We believe we have enough cash available from operations combined with the credit facility to fund all of our current 1996 and 1997 projects.
Producing TheraSeed has always been a labor intensive process. We plan to pursue automation and move away from tedious hand assembly. Given that we are the sole providers of this product, we will be faced with the difficult task of engineering custom automation. Although automating may exert a short-term downward pressure on profits, we plan to manage this as best we can. Keep in mind, these steps are necessary as we continue to increase output and maintain a safe environment where radiation exposure for our employees is minimized.
    We are excited about our 1996 marketing plans and recognize the need to expand awareness about the positive medical data revealed during 1995. We know several doctors using TheraSeed will continue to compile data and submit papers to prestigious medical journals. Patients, who have been seeded, remain impassioned advocates of our product and our treatment of this insidious disease. We will continue to support these programs with some new approaches now taking shape.
    The prostate cancer market has exploded during the past five years and is growing at 25 percent per year. Although there is a great deal of work left to be done, we have plans to address this expanding market. During 1996 the American Cancer Society expects 317,000 new cases of prostate cancer to be diagnosed. In response we'll enhance our programs to assist patients with education materials, books and experts. The thirst for knowledge by cancer patients is increasing. We will continue to be a front runner in prostate cancer support services to patients and families in need.
    The competitive environment continues to change and presents us with new challenges. Our chief competitor remains the surgical status quo treatment of prostate cancer. However, this year we began to see emerging new trends as ancillary, non-urologic groups took aim at quality of life issues for surgical patients. We have always believed that this battle for early stage prostate disease will be won on two fronts; efficacy and quality of life. We recognize these trends and are actively involved in promoting projects that support minimally invasive treatments with low complication rates.
    Positioning Theragenics in the face of these and other market forces such as managed care, Medicare reform, physician resistance, etc. are the best type of new challenge for us. Just three years ago, we had to be able to make the material before we worried about competitive forces.
    While proudly reflecting on last year's success, we are ready to forge ahead, solidifying our position as the type of company many investors find appealing. 1995 was gratifying in more than just financial ways. We now have many new employees who are entrusting their professional careers to this company and our strong future. As evidenced by heavy market trading at year end, Theragenics has attracted new investors who like what we do and trust us to deliver long-term shareholder value. The patients who represent our dads, brothers, sons and loved ones need and trust us to effectively deliver a treatment for cancer. This is a responsibility we do not take lightly.
    Thank you for your past and present support.
    Sincerely,

    /s/ M. Christine Jacobs

    M. Christine Jacobs

(Photograph of M. Christine Jacobs on lower right hand corner of this page.)

"I see my mission as giving men hope, encouragement and to let them know they have options. There is a better way of solving prostate cancer problems other than surgery. There is no need to panic since no immediate decision is
needed   men have time to familiarize themselves with their options and select the treatment they feel comfortable with. If there is only one message I could send to all men it would be, catch the cancer early and learn your options before selecting a treatment."
                                          Don Kaltenbach
(A photograph of Don Katenbach and his daughter appears on the page with the above quote and is captioned; "Don Kaltenbach, formerly suffering from prostate cancer, and his daughter, Whitney")

"In the five years I have been with Theragenics, I have seen weekly production consistently increase, especially after the installation of the Cyclotrons. It is very encouraging to know that we are helping so many men in their battle with prostate cancer. Every time I pack an order I am reminded that there is a person with cancer at the
other end and it makes my work here more than just a job."   Carolyn Hughes
(A photograph of Carolyn Hughes appears on the page with the above quote and is captioned; "Carolyn Hughes, Theragenics technician")

"Pd-103 seed implantation for early stage prostate cancer is an effective treatment that is convenient, cost-effective, and has minimum impact on quality of life compared to the conventional treatments of surgery or external radiation." Dr. John Blasko
(A photograph of Dr. John Blasko appears on the page with the above quote and is captioned; "John Blasko, MD - Director of Radiation Oncology, Northwest Tumor Institute, Seattle, WA.")

Management's discussion and analysis
             of financial condition and results of operations

         The following discussion of the Company's financial condition, results of operations and liquidity is intended to clarify and highlight the Company's operating trends, liquidity and capital resources. It should be read in conjunction with the financial statements and related notes contained in the financial section of this Report.

RESULTS OF OPERATIONS

1995 Compared to 1994


         1995 Revenues - With increased production capacity, consistent supply of product, enhanced marketing programs and favorable clinical data, 1995 revenues increased substantially (66.6%) to $7.9 million versus $4.7 million in 1994. Along with the factors already noted, increased acceptance of its prostate cancer treatment in the medical community and increased public awareness of the medical advantages of the TheraSeed treatment method versus other existing methods of treating prostate cancer were major factors in driving the substantial sales increase. Additionally, the Company believes sales were positively affected in 1995 by further publication of supportive data from the clinical study of patients treated with TheraSeed. This study had shown no local recurrence of prostate cancer and low rates of incontinence and impotence within the study group.

         1995 Costs and Expenses - As a result of the increase in sales, cost of sales rose. However, cost of sales as a percent of sales fell to 34% versus 38% in 1994. This percentage improvement was primarily attributable to increased utilization of production capacity and economics of scale partially offset by increased depreciation. Although management believes that cost of sales as a percentage of revenue may continue to decline should sales in future periods exceed those achieved in 1995, no assurances can be given with respect to the operating margins in future periods. In particular, continued improvements in manufacturing operations and optimization of the production process may cause smaller improvements in net margin.

         Selling, General and Administrative ("SG&A") expenses also increased in dollar amount but declined as a percent to sales in 1995 to 30% versus 39% in 1994. In particular, advertising and public relations expenses increased significantly from 1994 to 1995 to support activities associated with increased sales. Also, headcount expenses increased in response to the additional workload created by the higher sales.

         The addition of a cyclotron and facilities caused depreciation and amortization to increase 45$ or $828,000 from 1994 to 1995.

         Operating margins increased to 36% in 1995 versus 23% in 1994 due to increased sales and a reduction in SG&A expenses as a percent of sales reflecting efficiency gains from increased volumes.

         Other income and expense was slightly higher in 1995 versus 1994 due to a lower level of construction in progress in 1995 that, in turn, limited the amount of interest expense capitalizable.

         1995 Earnings - Earnings increased more than 142% to $1,772,000 or $.15 per share in 1995 from 1994's earnings of $730,000 or $.06 per share. Such increase again was primarily due to increased sales and a reduction in SG&A expenses as a percent of sales reflecting efficiency gains from increased volumes.

         At December 31, 1995, the Company's deferred tax asset balance was $1,810,000. Since emerging from its development stage in 1989, the Company has utilized approximately $3,900,000 of operating loss carryforwards through December 31, 1995 and has achieved twenty consecutive profitable quarters since 1991. To realize income benefit from its remaining operating loss carryforwards at December 31, 1995, it will be necessary for the Company to generate future taxable income of approximately $5,900,000, prior to the expiration of the operating loss carryforward periods. Based on the Company's results of operations subsequent to receiving FDA clearance in 1986 for its product, and on expected future results of operations, management currently strongly believes these net operating loss carryforwards will be fully utilized prior to their statutory expiration.



Historical Comparison


         1994 Revenues - 1994 revenues increased more than 15% to $4.7 million versus $4.1 million for 1993. In 1994, Theragenics emerged from a two year manufacturing changeover that distanced the Company from unreliable outside vendors. As the Company's experience with cyclotron operations and subsequent radioactive processes grew, the realities of these operations became clear. No single cyclotron can be expected to run at full power for 52 weeks a year. In addition to the need for regular maintenance, these operations require a "cool down" period before maintenance can be performed. These "cool down" periods are imperative as safety of the Company's employees (i.e., minimizing radiation exposure) is among the Company's highest priorities.

         During the first part of 1994, production dependability of the #1 cyclotron dictated the pace of sales growth. Once consistent supply was demonstrated, the Company began reclaiming marketing momentum. Fueling this momentum were favorable five-year clinical data (July 1994) and the dedication of additional financial resources to marketing.

         1994 Costs and Expenses - As a result of the increase in sales, cost of sales rose. However, cost of sales as a percent of sales fell from 41% in 1993 to 38% in 1994. This decrease in percent of cost of sales to sales reflected the economies of scale associated with the large fixed cost component of the Company's expense base.

         Selling, General and Administrative ("SG&A") expenses increased more than would have been expected if operations had continued under the same structure as existed in 1993. Changes were made in the advertising, public relations and investor relations areas in 1994 which increased SG&A costs. These changes proved to have significant success in increasing sales and investor awareness.

         Other income and expense improved by $196,000 due to reduced interest expense. Both the higher level of construction in progress in 1994 that increased the amount of interest expense capitalizable and the replacement of an existing loan at 10.25% interest with a new loan at 8.47% were the causes of this reduced interest expense.


         1994 Earnings - In 1994, the Company recorded a net profit of $730,000 or $.06 per share. In 1993, the Company recorded a net profit of $3,290,000, or $.28 per share. Included in the 1993 profit number is a one-time positive earnings adjustment of $2,860,000, or $.24 per share due to the mandated implementation of FASB-109, "Accounting for Income Taxes." This booking which appears on the balance sheet as an asset titled "Deferred Income Tax Asset" primarily represents the tax benefit which arises from the carryforward of prior years' operating losses. Because of the differing accounting principles applied between years, to accurately compare results of 1994 and 1993 requires that "Net Earnings Before Cumulative Effect of Change in Accounting Principle" be the basis for comparison. Using this method, 1994's earnings were $730,000, or $.06 per share and 1993's $430,000, or $.04 per share.


LIQUIDITY AND CAPITAL RESOURCES

         Theragenics had cash, cash equivalents, short-term investments and marketable securities of $3.3 million at December 31, 1995, compared to $2.4 million at year end 1994 and $3.4 million at year end 1993. Cash flows from operating activities were $3.4 million in 1995 compared to $1.6 million in 1994 and $1.1 million in 1993.

         Capital spending was $2.4 million in 1995, $3.4 million in 1994 and $2.7 million in 1993. Spending in each of these years relates to construction of Theragenics' cyclotron facility. Spending in 1993 primarily represented a continuation of payments began in 1992 for initial construction of the facility and the installation of the first cyclotron. Spending in 1994 primarily represented progress payments on a project to add a second cyclotron to the facility. This project began in 1993 and was completed in 1995. Spending in 1995 represents the beginning of a project to add cyclotrons three and four to the facility. The expansion project for addition of cyclotrons three and four which began in 1995 is estimated to cost approximately $9,000,000 when completed. As of February 15, 1996, approximately $3,000,000 has already been expended on this project with the remainder scheduled for expenditure before the second quarter of 1997. Management believes that funding for the remainder of this project should be available from current cash balances, cash from future operations and Theragenics' credit facility.

         In the last three years, the Company's working capital has been obtained from internally generated funds and borrowings from banks. Working capital totaled $3.7 million at December 31, 1995, including $500,000 representing the current portion of an outstanding long-term obligation. This compares to $2.5 million at year end 1994 which also included $500,000 representing the current portion of outstanding long-term obligations. In the first quarter of 1993, Theragenics received funding on a $1.9 million loan secured by the Company's cyclotron facility (the "1993 Term Loan"). The 1993 Term Loan was to mature in 1995 and bore interest at 10.25% per annum. In the third quarter of 1994, Theragenics received funding on a $2.1 million loan secured by the Company's cyclotron facility including a second cyclotron (the "1994 Term Loan"). The 1994 Term Loan matures in 1998 and bears interest at 8.47% per annum. Of the $2.1 million loan, $1.4 million was used to pay off the outstanding balance under the existing long-term financing while the remainder was used to provide partial financing for the purchase of the second cyclotron and the facility expansion to house it. As of December 31, 1995, $1,500,000 remained outstanding on the 1994 Term Loan. In December 1995, the Company amended and restated its other existing bank credit facility (the "Bank Credit Facility"). The Bank Credit Facility, as amended and restated, initially consisted of a $1 million receivables credit facility and an additional $2 million revolving credit facility. Based on the Company meeting specified financial thresholds, the Bank Credit Facility will be increased to $5,000,000 upon receipt by the bank of the Company's Form 10-K for the year ended December 31, 1995. Borrowings under the Bank Credit Facility are secured by substantially all of the Company's assets. The Bank Credit Facility contains certain covenants all of which the Company was in compliance with at year end. Borrowings under the Bank Credit Facility may be made, at the Company's option, at an interest rate equal to the London Interbank Offered Rate ("LIBOR") plus 2% or the lender's prime rate as defined. At year-end, $3,000,000 of the Bank Credit Facility was available but unused. Although internal forecasts had indicated that there would be a need to access the credit facility in the fourth quarter of 1995, strong fourth quarter results did not require the Company to do so.

         Management believes that cash flow from operations, the availability of funds under its bank credit agreements and the availability of other forms of financing should permit the Company to meet its anticipated capital expenditures and working capital needs as well as to service its debt and fund future growth as new business opportunities arise.


INFLATION AND CHANGING PRICES

         Management does not believe that inflation has had an abnormal or unanticipated effect on the Company's operations.


report of
        independent certified public accountants

BOARD OF DIRECTORS
Theragenics Corporation

         We have audited the balance sheets of Theragenics Corporation (a Delaware corporation) as of December 31, 1994 and 1995, and the related statements of earnings, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
We believe our audits provide a reasonable basis for our opinion.
         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Theragenics Corporation as of December 31, 1994 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.
         As described in Note E, the Company changed its method of accounting for income taxes in 1993, as required by Statement of Financial Accounting Standards No. 109.



GRANT THORNTON  LLP.

Atlanta, Georgia
January 17, 1996
balance
    sheets
                          December 31, 1994 and December 31, 1995
                                          Theragenics Corporation

                                    December 31,     December 31,
ASSETS                                  1994             1995
Current Assets
 Cash and short-term
 investments (Note B-8)             $ 2,317,463      $ 3,266,338
 Marketable securities
 (Note B-9)                              50,000             -
 Trade accounts receivable
 (Note B-2)                             732,424        1,335,645
 Inventories (Notes B-3 and C)          192,161          166,955
 Prepaid expenses and
 other current assets                    91,801           67,521
   Total current assets               3,383,849        4,836,459

Property. Plant and Equipment - at cost
(Notes B-4 and F)
 Building and improvements              899,760        1,690,045
 Leasehold improvement                  138,978          138,978
 Machinery and equipment              5,167,815        8,203,256
 Office furniture and equipment          44,721           44,721
                                      6,251,274       10,077,000
 Less accumulated depreciation
  and amortization                   (1,445,206)      (2,194,164)
                                      4,806,068        7,882,836
 Land                                    49,485           49,485
  Construction in progress (Note D)   3,602,825        2,140,894
                                      8,458,378       10,073,215

Other Assets
 Deferred tax asset (Note E)          2,179,000        1,810,000
 Patent costs (Note B-5)                 94,982           90,704
 Other                                   52,449           67,804
                                      2,326,431        1,968,508
                                    $14,168,658      $16,878,182

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
 Current portion of
 long-term debt (Note F)             $   469,765     $   511,362
 Trade accounts payable                  226,209         348,191
 Accrued salaries, wages,
  and payroll taxes                      110,132         225,138
 Income taxes payable (Note E)               113           3,255
Other current liabilities                 33,036          12,680
   Total current liabilities             839,255       1,100,626

Long-Term Debt: (Note F)               1,519,354       1,008,135

Commitments and Contingencies:
 (Note G)

Shareholders' Equity: (Note I)
 Common stock, authorized
 50,000,000 shares of $.01
 par value; issued and
 outstanding 10,961,887 in
 1994 and 11,394,785 in 1995.            109,618         113,948
 Additional paid-in capital           15,207,453      16,390,170
 Accumulated deficit                  (3,507,022)     (1,734,697)
   Total shareholders' equity         11,810,049      14,769,421
                                     $14,168,658     $16,878,182

 The accompanying notes are an integral part of these statements.

statement of
         earnings
                      For The Three Years Ended December 31, 1995
                                          Theragenics Corporation

                                  Year Ended December 31,
                               1993         1994        1995

Revenues:(Notes G and J)
   Product sales          $ 4,090,803   $ 4,723,107  $ 7,781,962
   Licensing fees                -             -          85,431
                            4,090,803     4,723,107    7,867,393

Costs & Expenses:
   Cost of sales            1,677,631     1,790,450    2,645,730
   Selling, general,
    and administrative      1,607,288     1,844,239    2,395,846
   Research and
    development                36,181        15,268       17,954
                            3,321,100     3,649,957    5,059,530

Other Income (Expense):
   Interest income            114,905       135,888      143,424
   Interest expense
    (Note F)                 (195,035)         -         (51,967)
   Other                       (5,829)      (25,673)     (26,995)
                              (85,959)      110,215       64,462

   Net earnings before
   income taxes,
   and cumulative effect
   of  change in
   accounting principle   $   683,744   $ 1,183,365  $ 2,872,325

Income Tax Expense
 (Note E)                     254,000       453,000    1,100,000

   Net earnings before
   cumulative effect
   of change in
   accounting principle   $   429,744   $   730,365  $ 1,772,325

   Cumulative effect on
   prior years of change
   in accounting for
   income taxes (Note E)    2,860,000          -            -


Net Earnings              $ 3,289,744   $   730,365  $ 1,772,325

Earnings Per Common
 Share (Note B-7)

   Earnings before
   cumulative effect
   of change in
   accounting principle        $ .04         $ .06          $ .15

   Cumulative effect on
   prior years of change
   in accounting
   for income taxes              .24            -              -

Net Earnings                   $ .28         $ .06          $ .15

Weighted Average Shares   11,709,218    11,582,793     11,759,178

 The accompanying notes are an integral part of these statements.

statement of
           shareholders' equity

                      For The Three Years Ended December 31, 1995
                                          Theragenics Corporation

                      Common Stock       Additional
                   Number of  Par value    paid-in    Accumulated
                     shares     $.01       capital      deficit       Total
Balance,
 December 31, 1992 10,583,635  $105,836  $14,866,040 $(7,527,131) $ 7,444,745

 Exercise of
 warrants             200,000     2,000      173,000        -         175,000

 Exercise of stock
 options, net         129,302     1,293      122,902        -         124,195

 Net earnings
 for the year            -         -            -      3,289,744    3,289,744

Balance,
 December 31, 1993 10,912,937  $109,129  $15,161,942 $(4,237,387) $11,033,684

 Exercise of stock
 options, net          48,950       489       45,511        -          46,000

 Net earnings
 for the year            -         -            -         730,365     730,365

Balance,
 December 31, 1994 10,961,887  $109,618  $15,207,453 $(3,507,022) $11,810,049

 Exercise of stock
 options, net         432,898     4,330      469,717         -        474,047

 Income tax benefit
 from stock options
 exercised               -         -         713,000        -         713,000

 Net earnings
 for the year            -         -            -      1,772,325    1,772,325

Balance,
 December 31, 1995 11,394,785  $113,948  $16,390,170 $(1,734,697) $14,769,421

statements of
            cash flows

                     For The Three Years Ending December 31, 1995
                                          Theragenics Corporation

                                  Year Ended December 31,
                              1993         1994          1995
Cash Flows from
Operating Activities:
 Net earnings             $3,289,744    $ 730,365    $ 1,772,325
 Adjustments to
 reconcile net earnings
 to net cash provided
 by operating activities:
   Cumulative effect of
   change in accounting
   for income taxes       (2,860,000)        -              -
   Deferred income tax
   expense                   248,000      433,000      1,082,000
   Depreciation and
   amortization              515,831      571,615        828,072
   Loss on disposal of
   property and equipment      3,458        1,571          1,677
   Change in assets and
   liabilities:
     Accounts receivable     (18,347)    (197,133)      (603,221)
     Inventories              84,737      (32,834)        25,206
     Prepaid expenses and
     other current assets    (17,228)      22,448         24,280
     Other assets             17,526         (200)          -
     Trade accounts payable (102,239)       78,402        121,982
     Accrued salaries,
     wages and payroll
     taxes                    (7,938)      21,400        115,006
     Income tax payable      (20,387)      (1,500)         3,142
     Other current
     liabilities             (21,001)      16,442        (20,356)
        Total adjustments (2,177,588)     913,211      1,577,788

Net cash provided by
operating activities        1,112,156    1,643,576      3,350,113
Cash Flows from
Investing Activities:
 Purchase and
 construction
 of property
 and equipment           (2,740,263)   (3,376,967)    (2,426,961)
 Maturities of
 marketable securities      205,127       309,765         50,000
 Patent costs               (51,346)         (587)        (3,632)

Net cash used by
investing activities     (2,586,482)   (3,067,789)    (2,380,593)


Cash Flows from
Financing Activities:
 Proceeds from
 long-term debt           1,900,000     2,100,000           -
 Repayment of
 long-term debt            (569,561)   (1,441,320)      (469,622)
 Proceeds from exercise
 of stock options and
 warrants, net              299,195        46,000        474,047
 Other assets                  -          (46,025)       (25,070)

Net cash (used) provided
by financing activities   1,629,634       658,655        (20,645)

Net Increase (Decrease)in
Cash and Short-Term
Investments                 155,308      (765,558)       948,875

Cash and Short-Term
Investments at
Beginning of Year         2,927,713     3,083,021      2,317,463

Cash and Short-Term
Investments at
End of Year             $ 3,083,021   $ 2,317,463    $ 3,266,338

Supplemental Schedule of Non Cash Financing Activities:
During 1995, the Company realized an income tax benefit from the exercise and early disposition of certain stock options, resulting in an increase in the deferred tax asset and additional paid in capital of $713,000.

Supplementary Cash Flow Disclosure:
 Interest paid, net of
 amounts capitalized    $   195,035   $      -        $    53,843
 Interest received      $   120,032   $   144,452     $   139,693
 Income taxes paid      $    26,387   $    21,500     $    14,858

The accompanying notes are an integral part of these statements.

notes to
       financial statements
                                       December 31, 1994 and 1995
                                          Theragenics Corporation

NOTE A
Organization and Description of Business
Theragenics Corporation (the "Company") was organized in November 1981 to develop, manufacture, and market radiological pharmaceuticals and devices used in the treatment of cancer.
    The Company manufactures and markets primarily one product, which is used in the treatment of cancer. Use of the Company's product is regulated by the U.S. Food and Drug Administration
(FDA). The Company sells its product primarily to hospitals, physicians and other health service providers in the United States. The Company therefore is directly affected by FDA regulations and the well being of the health care industry.

NOTE B
Summary of Significant Accounting Policies
A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

1. Use of Estimates in Preparation of Financial Statements
In preparing financial statements in conformity with Generally Accepted Accounting Principles ("GAAP"), management is required to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Accounts Receivable
The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

3. Inventories
Inventories are stated at the lower of cost or market. Cost is determined using the specific identification method. Inventory costs consist primarily of costs incurred in the extraction, purification and irradiation processes of an isotope which is the basic component of the Company's primary product.

4. Depreciation
Depreciation is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives on a straight-line basis. Estimated service lives are as follows:

    Building                                   30    years
    Machinery, leasehold improvements,
     furniture and equipment                 5-10    years


   A significant portion of the Company's depreciable assets are utilized in the production of its product. Management periodically evaluates the realizability of its depreciable assets in light of its current industry environment. Management believes that no impairment of depreciable assets exists at December 31, 1995. It is possible, however, that management's estimates concerning the realizability of the Company's depreciable assets could change in the near term due to changes in the Company's technological and regulatory environment.

5. Patent Costs
The Company capitalizes the costs of patent applications for its products. Amortization is computed on a straight line basis over the estimated economic lives of the patents, commencing at the date of grant of the related patent. Patent costs are net of accumulated amortization of $29,366 and $37,276 at December 31, 1994 and 1995, respectively.

6. Research and Development Costs
The costs of research and development and consumable supplies and materials to be used for the development of the Company's intended products are expensed when incurred.

7. Net Earnings Per Common Share
The net earnings per common share is based on the weighted average number of common shares and common equivalent shares outstanding during each period (11,709,218 in 1993, 11,582,793 in 1994 and 11,759,178 in 1995).
     Fully diluted information is not presented, as fully diluted earnings per share is not materially different from the primary earnings per share presented.

8. Statements of Cash Flows
For purposes of reporting cash flows, cash and short-term investments include cash on hand, cash in banks and commercial paper with original maturities of less than 90 days.

9.  Marketable Securities
The Company adopted Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities (SFAS 115), effective January 1, 1994. The adoption of SFAS 115 had no effect upon prior periods.
    At December 31, 1994, marketable securities are categorized as available for sale and as a result are stated at fair value, which approximated cost. The Company held no marketable securities at December 31, 1995.

10.  Stock Based Compensation
The Company stock option plans are accounted for under APB
Opinion 25, Accounting for Stock Issued to Employees, and related interpretations.


NOTE C
Inventories
    Inventory consists of the following:

                                            December 31,
                                      1994                1995

    Raw material                  $  17,361            $ 17,361
    Work in process                  79,820              92,887
    Finished goods                   33,361              56,707
    Raw material to be recovered     61,619                -

                                   $192,161            $166,955

"Raw material to be recovered" includes finished products which cannot be sold due to loss of radiation. The irradiated isotope contained in these products can be recovered and reused through a purification process.

NOTE D
Construction in Progress
At December 31, 1995, construction in progress represented payments made for the construction of manufacturing equipment and facility expansion. Total cost of this project is expected to be approximately $9,000,000, and is expected to be completed in February 1997.
    At December 31, 1994, construction in progress represented payments made for the construction of manufacturing equipment which was completed and placed in service during 1995.

NOTE E
Income Taxes
The Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS" and "FASB") No. 109, Accounting for Income Taxes, which requires a change from the deferred method to the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities.
    The Company implemented SFAS 109 as of January 1, 1993. The deferred tax asset recorded is primarily a result of the recognition of the Company's net operating loss carryforward. The cumulative effect on prior years of the change in accounting principle increased net earnings by $2,860,000 ($.24 per share) and is included in earnings for 1993. The effect of the change on 1993 was to decrease net earnings before cumulative effect of a change in accounting principle by $248,000 ($.02 per share) and
    The provision for income tax is summarized as follows:


                                 1993         1994         1995

    Current tax expense     $    6,000   $   20,000   $   18,000
    Deferred tax expense       248,000      433,000    1,082,000

                            $  254,000   $  453,000   $1,100,000

    Significant components of the deferred tax asset are as follows:

                                            December 31,
                                     1994                1995

    Loss carryforwards           $2,455,000          $2,240,000

    Depreciation                   (370,000)           (565,000)
    Other                            94,000             135,000
                                 $2,179,000          $1,810,000

    The significant portions of the operating loss carryforwards were incurred while the Company was in the development stage. Upon receiving clearance to market its "TheraSeed " product from the U.S. Food and Drug Administration (FDA) in 1986, the Company commenced manufacturing and distribution of its product in 1987. Since emerging from the development stage in 1989, the Company has utilized approximately $3,900,000 of these operating loss carryforwards through December 31, 1995 by generating taxable income. In order to realize income benefit from the remaining operating loss carryforwards at December 31, 1995, it will be necessary for the Company to generate future taxable income of approximately $5,900,000, prior to the expiration of the operating loss carryforward periods. Based on the Company's results of operations subsequent to receiving FDA clearance to market for its product, and on expected future results of operations, management believes that currently it is more likely than not that the income tax benefits of the operating loss carryforwards will be realized within the carryforward period. The amount of deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.
    The provision for income taxes differs from the amount of income tax determined by applying the applicable federal rates due to the following:


                                  1993        1994        1995

    Tax at applicable
    federal rate of 34%        $ 232,000   $ 402,000   $ 977,000
    State tax, net                22,000      47,000     115,000
    Other                           -          4,000       8,000

                              $  254,000  $  453,000  $1,100,000


    For income tax purposes only, the Tax Reform Act of 1986 enacted an alternative minimum tax system for corporations (the "AMT"). AMT is imposed at a 20% rate on the Company's AMT income which is determined by making statutory adjustments to regular taxable income. A company pays the greater of the taxes computed under the "regular" tax system or the AMT system. Because AMT net operating loss carryforwards may only be utilized to offset 90% of the AMT income, the Company was subject to the AMT in 1993, 1994 and 1995, resulting in an alternative minimum tax of $6,000, $20,000 and $18,000, respectively. These amounts will be allowed as a credit carryover to reduce the regular tax liability in future years, but not below the AMT of such years.
    At December 31, 1995, the Company had approximate net federal operating loss carryforwards for regular tax and AMT purposes as follows:

                              Net operating        Net operating
                              loss (regular)         loss (AMT)
  Year of expiration
         2002                   $1,013,000           $     -
         2003                    2,485,000            2,254,000
         2004                    1,806,000            1,765,000
         2005                      590,000              555,000

                                $5,894,000           $4,574,000

NOTE F
Notes Payable
In December 1995, the Company entered into an amended and restated loan and security agreement (the "loan agreement") with a financial institution. This loan agreement incorporated and restated the Company's existing term loan and line of credit facility. A summary of the applicable terms follows.

Term Loan
The term loan is payable in monthly installments of $51,862, including interest at 8.47%. $1,989,119 and $1,519,497 were outstanding under the term loan at December 31, 1994 and 1995, respectively. Interest expense of approximately $140,000 and $106,000 was capitalized with expansion of the manufacturing facility and construction of certain manufacturing equipment during 1994 and 1995, respectively.

Line of Credit
The loan agreement provides for a line of credit of up to $1,000,000. Interest on outstanding borrowings is payable monthly at the prime rate or, at the Company's option, may be payable at the LIBOR rate plus 2%. There was no outstanding borrowings under the line of credit at December 31, 1994 or 1995.

Revolving Credit Facility
The loan agreement also provides for a revolving credit facility of up to $2,000,000. The maximum borrowings under the revolving credit facility can be increased to $4,000,000 under certain conditions. These conditions include, among other things, that the Company achieve certain minimum earnings levels, as defined, for four consecutive quarters. The Company has met the minimum earnings requirements as of December 31, 1995, and management expects that the revolving credit facility will be increased to $4,000,000 during 1996. Interest on outstanding borrowings is payable monthly at the prime rate or, at the Company's option, may be payable at the LIBOR plus 2%. No amounts were outstanding under the revolving credit facility at December 31, 1995.
    All outstanding borrowings under the revolving credit facility are due in April 1997. However, the outstanding borrowings can be repaid in sixty equal and consecutive monthly installments commencing in May 1997 if the Company meets certain minimum earnings levels, as defined, and certain other financial ratios for the year ending December 31, 1996. Additionally, certain mandatory repayments based on "excess cash flow", as defined, would be required commencing in May 1998 and annually thereafter.
    All outstanding borrowings under the loan agreement are collateralized by substantially all of the Company's assets. Provisions of the loan agreement limit the amount of annual capital expenditures, the incurrence of additional debt and, among other things, require the maintenance of certain minimum financial ratios. As of December 31, 1995, the Company was in compliance with the provisions of the loan agreement.


NOTE G
Commitments and Contingencies
Licensing Agreement
The Company holds a worldwide exclusive license from the University of Missouri for the use of technology, patented by the University, used in the Company's "TheraSphere" product. The licensing agreement provides for the payment of royalties based on the level of sales and on lump sum payments received pursuant to a licensing agreement with Nordion International, Inc. (see below).
    The Company has granted certain of its geographical rights under the licensing agreement with the University of Missouri to Nordion International, Inc., a Canadian company which is a producer, marketer and supplier of radioisotope products and related equipment. Under the Nordion agreement, the Company will receive a licensing fee for each geographic area in which Nordion receives new drug approval. The Company will also be entitled to a percentage of future revenues earned by Nordion as royalties under he agreement. Royalties from this agreement for each of the three years in the period ended December 31, 1995 were not significant.
    In March 1995, the Company received approximately $85,000 from Nordion for the right to use certain patents and to manufacture, distribute, and sell TheraSphere for all applications worldwide.

Letter of Credit
The Company has a letter of credit outstanding for approximately
$315,000 relating to regulatory requirements.

Lease Commitment
The Company leases office space under a noncancelable lease which expires in December 1998. Approximate minimum lease payments under the lease are as follows: 1996, $64,000; 1997, $67,000;
1998, $69,000.
    Rent expense was approximately $70,000, $61,000 and $61,500 for the years ended December 31, 1993, 1994 and 1995, respectively.


NOTE H
Transactions with Related Parties
Certain shareholders and directors provide consulting services to the Company. Total consulting fees paid to shareholders and directors were approximately $77,500, $5,500 and $1,000 during the years ended December 31, 1993, 1994 and 1995, respectively.


NOTE I
Stock Options and Warrants
The Company's board of directors has approved three stock option plans which in aggregate cover up to 2,200,000 shares of common stock. The plans provide for the expiration of options ten years from the date of grant and requires the exercise price of the options granted to be at least equal to 100% of market value on the date granted. Stock option transactions for the three years ended December 31, 1995 are summarized as follows:

                                         Option Shares
                                 1993         1994        1995
    Outstanding,
    beginning of year        1,188,316    1,258,116    1,226,716
    Granted                    200,000       40,000      221,000
    Exercised                 (130,200)     (49,900)    (450,000)
    Canceled                     -         (21,500)        -

    Outstanding,
    end of year              1,258,116    1,226,716      997,716

    Option Price           $1.00-$6.38  $1.00-$6.38  $1.00-$6.38

    As of December 31, 1995, options covering approximately 773,000 shares were exercisable. Expiration dates for these options range from 1996-2005.
    Two hundred thousand warrants (200,000) were exercised during 1993, resulting in proceeds to the Company of $175,000. The Company also has warrants outstanding at December 31, 1995, covering 100,000 shares of common stock. The warrants are exercisable at a price of $7.50 per share and expire in May 1999.
    The Company follows the practice of recording amounts received upon the exercise of options by crediting common stock and additional capital. No changes are reflected in the statements of operations as a result of the grant or exercise of options. The Company realizes an income tax benefit from the exercise or early disposition of certain stock options. This benefit results in an increase to the deferred tax asset and an increase in additional paid-in capital.

NOTE J
Major Customers
During 1994, there were sales to one major customer that equaled approximately ten percent of sales. During 1993 and 1995, there were no customers which individually comprised ten percent of sales.

NOTE K
Employee Benefit Plan
The Company sponsors a defined contribution 401(k) Plan covering all employees with at least six months of service and at least 21 years of age. The Plan permits participants to defer a portion of their compensation through payroll deductions. The Company may, at its discretion, contribute to the Plan on behalf of participating employees. No such Company discretionary contributions have been made during any of the three years ended December 31, 1995.

Note L
Recently Issued Accounting Standard
The Company currently accounts for the issuance of stock options to employees in accordance with Accounting Principles Board Opinion ("APB") Number 25, "Accounting for Stock Issued to Employees." In October 1995, the FASB issued SFAS Number 123 ("SFAS 123"), "Accounting for Stock Based Compensation." SFAS 123 allows for the continued use of the method prescribed by APB 25, referred to as intrinsic value method. SFAS 123 also provides an alternative method, referred to as the fair value method. If the intrinsic value method of accounting for the issuance of stock options is used, then SFAS 123 requires disclosure of pro forma net income and earnings per share, as if the fair value method had been used.
    Management anticipates that the Company will continue to account for the issuance of stock options to employees in accordance with APB 25. Therefore, the only effect of adopting SFAS 123 will be the new disclosure requirements. These disclosure requirements are effective for the year ending December 31, 1996.


supplementary
      financial information
Quarterly Results


              YEAR        1st          2nd          3rd          4th
Net Sales     1994     1,153,857    1,104,670    1,129,094    1,335,486
              1995     1,834,462    1,911,647    1,926,456    2,194,828

Net Earnings  1994       177,649      147,483      117,625      287,608
              1995       381,610      384,893      421,106      584,716

Net Earnings
per Common
Share         1994           .02          .01          .01          .02
              1995           .03          .03          .04          .05

stockholder
      information

INVESTOR COMMUNITY INFORMATION
    Stockholders, registered representatives, professional investment managers and financial analysts wanting additional information about Theragenics Corporation are invited to contact:

                     Mr. Ronald A. Warren
                 Director of Investor Relations
                    and Assistant Secretary
                    Theragenics Corporation
                     5325 Oakbrook Parkway
                    Norcross, Georgia 30093
                  800-998-8479 or 770-381-8338.

AVAILABILITY OF FORM 10-K
    The Company will furnish without charge a copy of its Annual Report on Form 10-K filed with the Securities and Exchange Commission for the fiscal year ended December 31, 1994, including financial statements and schedules, to any record or beneficial owner of its Common Stock as of May 5, 1995, who requests a copy of such Report. Any request for the 10-K Report should be in writing addressed to:

                     Mr. Ronald A. Warren
                 Director of Investor Relations
                    and Assistant Secretary
                    Theragenics Corporation
                     5325 Oakbrook Parkway
                    Norcross, Georgia 30093
                  800-998-8479 or 770-381-8338.

COMMON STOCK PRICE RANGES
    Theragenics Corporation's common stock is traded on the national market system under the Nasdaq Symbol "THRX." The following table sets forth the quarterly high and low sales prices for the periods indicated as reported by Nasdaq. The prices shown represent actual sales prices without retail markups, markdowns or commissions.

Share Price of Common Stock
                                   1994
                            High            Low
First Quarter             $ 4-3/8         $ 3-1/4
Second Quarter            $ 4-3/4         $ 3-1/2
Third Quarter             $ 4-5/8         $ 3-3/8
Fourth Quarter            $ 3-7/8         $ 2-1/4

                                   1995
                            High            Low
First Quarter             $ 3-3/4         $ 2-1/4
Second Quarter            $ 6-1/2         $ 3-1/8
Third Quarter             $ 6-3/8         $ 4-7/8
Fourth Quarter            $12-1/2         $ 4-7/8

TRANSFER AGENT AND REGISTRAR
    Stockholders wishing to change the name on their certificates, or to report a lost certificate, should contact the transfer agent:

                        SunTrust Bank
                        Tom Donaldson
                   Stock Transfer Department
                        P.O. Box 4625
                        Mail Code 008
                    Atlanta, Georgia 30302
                         404-588-7831

INDEPENDENT PUBLIC ACCOUNTANTS
    Grant Thornton, Atlanta, Georgia

GENERAL COUNSEL
    Smith, Gambrell & Russell, Atlanta, Georgia

COMMON SHAREHOLDERS OF RECORD
    As of March 29, 1996, Theragenics had 681 record holders of common stock.

DIVIDEND POLICY
    Theragenics has never paid cash dividends on the common stock, and has no current plans to begin paying cash dividends.

DIRECTORS AND EXECUTIVE OFFICERS
Charles Klimkowski *
Chairman, Theragenics Corporation
Senior Vice President, The Chicago Corporation

M. Christine Jacobs *
President and Chief Executive Officer

Otis Brawley, M.D. *
Director of Oncology and Rehabilitation Branch,
Early Detection and Community Oncology Program,
National Cancer Institute

Dr. Orwin L. Carter, Ph.D. *
Consultant, INCSTAR Corporation

Dean W. Fitzgerald
Vice President of Business Development

John V. Herndon *
Advisor-to-the-President, Theragenics Corporation

Peter A.A. Saunders *
Consultant, PASS Consultants

Bruce W. Smith
Treasurer, Chief Financial Officer and Secretary

* Director of Theragenics Corporation

                                          THERAGENICS CORPORATION






















(An illustration of the palm of a hand with Theragenics' corporate logo superimposed on the palm appears in the center of this page.)
























5325 Oakbrook Parkway, Norcross, Ga 30093
                                 770.381.8338